UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                                   INFe, INC.
                         -----------------------------
                                (Name of Issuer)

         FLORIDA                     0-28729                   11-3144463
-----------------------       ---------------------     ------------------------
(State of Incorporation)   (Commission File No.)             (IRS Employer
                                                          Identification No.)

                        6101 BLUE LAGOON DRIVE, SUITE 420
                        ---------------------------------
                              MIAMI, FLORIDA 33126
                              --------------------
                    (Address of principal executive offices)

                                 (305) 593-1757
                                 --------------
                         (Registrant's telephone number)

          7787 LEESBURG, PIKE, SUITE 200, FALLS CHURCH, VIRGINIA 22043
                 (Former address of principal executive offices)

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                                     GENERAL

      This Information Statement is being mailed on or about July 9, 2003 to the holders of shares of common stock, par value $0.0001 (the "Common Stock"), of INFe, Inc., a Florida corporation ("INFe" or the "Company"), as of June 26, 2003. You are receiving this Information Statement in connection with the appointment of persons designated by the directors of the Company to fill vacancies on the Company's Board of Directors (the "Board"). The resignation of the existing directors, and the appointment of the new directors, will be effective 10 days following the mailing of this Information Statement to the INFe shareholders.

ITEM 1.  CHANGES IN CONTROL OF REGISTRANT

      On June 26, 2003, and pursuant to the Merger Agreement (the "MERGER AGREEMENT") by and among INFe, Pacer Acquisition, Inc., a Florida corporation ("MERGER SUB"), Pacer Health Corporation, a Florida corporation ("PACER") and
Rainier Gonzalez, the sole shareholder of Pacer (the "SHAREHOLDER"), the Shareholder acquired 111,600,000 shares of INFe Common Stock (the "COMMON MERGER SHARES"), and one (1) share of INFe Series A Preferred Stock (the "Preferred Merger Shares," and together with the Common Merger Shares, the "MERGER SHARES"), convertible into 318,822,903 shares of INFe Common Stock, in consideration for all of the common stock of Pacer. Pursuant to the merger, the Shareholder owns, assuming conversion of the Preferred Merger Shares, approximately 90% of the voting securities of INFe.

      Simultaneous with the execution of the Merger Agreement, Rainier Gonzalez was appointed President, Chief Executive Officer, Director and Chairman of the Board of INFe, Thomas M. Richfield resigned as President, Secretary and Chairman of the Board of INFe, and Gus Mechalas resigned as an officer and director of INFe. Effective ten (10) days following the mailing of this Information Statement to the INFe shareholders (the "Change of Control Date"), Mr. Richfield will resign as a Director, and Eric Pantaleon, M.D. and Alfredo Jurado, Esq. will be appointed to the Board. Therefore, a change of control of the Company has, or at such time shall have, taken place.

      The number of shares issued to the Shareholder of Pacer in connection with the merger was based upon a determination by the Board of Directors of the Company that the transaction was in the best interest of the Company and its shareholders. For accounting purposes, the transaction has been treated as a recapitalization of Pacer, with Pacer being treated as the acquiror ("reverse acquisition").

ITEM 2.  ACQUISITION OR DISPOSITION OF ASSETS

      On June 26, 2003, and pursuant to the Merger Agreement, Merger Sub was merged with and into Pacer, which is the surviving corporation and will continue its corporate existence under the laws of the state of Florida as a wholly-owned subsidiary of INFe. In consideration of the merger, INFe issued the Merger Shares to the Shareholder in exchange for all of the common stock of Pacer.

      Pacer was founded in 2003 with a vision to provide assisted living and medical treatment facilities for low and moderate-income individuals in selected geographic markets. Pacer intends to pursue an acquisition strategy instead of new construction in order to achieve time-to-market and cost advantages. Pacer intends to target small to medium-sized facilities with a minimum of 100 beds that generate annual revenues of at least $1 million with positive cash flows, and which include ownership of the real estate property. Pacer recently completed the purchase of its first acquisition target, AAA Medical Group, Inc., a privately-owned and operated health treatment practice in Miami, for a purchase price of eight hundred thousand dollars ($800,000.00) in an all cash transaction. AAA's medical practice includes physical therapy, injury recovery, health maintenance and other treatment focused on physical health improvement.

ITEM 3: SUBSEQUENT EVENTS

      On the Change of Control Date, Mr. Richfield will resign as a director of INFe, and Eric Pantaleon MD, and Alfredo Jurado, Esq. will be appointed directors of INFe to fill vacancies on the Board.

      YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF:

                VOTING SECURITIES OF THE COMPANY

                As of June 26, 2003, and after issuance of the Merger Shares, there were 158,474,767 shares of Common Stock issued and outstanding and one share of Series A Preferred Stock issued and outstanding.

                Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of June 26, 2003, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; and (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities.

                                                               AMOUNT AND
                        NAME AND ADDRESS                        NATURE OF
TITLE OF CLASS        OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP
--------------        -------------------                  --------------------
Common Stock          Rainier Gonzalez                     111,600,000    70.42%
                      3822 S.W. 167 Terrace
                      Miramar, Florida 33027

Common Stock          Thomas M. Richfield                    7,045,448(1)  4.5%
                      7787 Leesburg Pike, Suite 200
                      Falls Church, Virginia 22043


(1) Excludes 1,500,000 options (post-split) to purchase shares of common stock at $0.4685 per share.

Rainier Gonzalez owns 100% of INFe's issued and outstanding Series A Preferred Stock, which is convertible into 318,822,903 shares of Common Stock upon INFe filing of Articles of Amendment increasing its number of authorized shares of Common Stock by at least 300,000,000 shares.

DIRECTORS AND EXECUTIVE OFFICERS

      LEGAL PROCEEDINGS

      The Company is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or has a material interest adverse to the Company.

      DIRECTORS AND EXECUTIVE OFFICERS

      The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person. The executive officers of the Company are elected annually by the Board. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.

NAME                                AGE              POSITION(S)

Rainier Gonzalez                    30               President, Chief Executive
                                                     Officer, Secretary and
                                                     Chairman of the Board

Thomas M. Richfield                 61               Current Director

Eric Pantaleon, M.D.                41               Incoming Director

Alfredo Jurado, Esq.                30               Incoming Director

      RAINIER GONZALEZ, PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN. Mr. Gonzalez is President, Chief Executive Officer, Secretary and Chairman of INFe. Mr. Gonzalez is also Chairman and Chief Executive Officer of Pacer Health Corporation, an owner-operator of assisted living and residential care facilities for the growing senior citizen population nationwide, and a wholly-owned subsidiary of INFe. Mr. Gonzalez has been a successful business owner for several years, and currently serves as a principal in two South Florida financial services firms, Gateway Mortgage Bankers and First USA Title Services, both of which he also helped found in 2002. From 2000 to 2002, Mr. Gonzalez served as vice president of business development, and principal, for Brick Mountain LLC, a profitable Internet company that was sold to Jupiter Media (Nasdaq: INTM). From 1999 to 2000, he was an associate in the prestigious Washington D.C. law firm of Sidley Austin Brown & Wood, where he worked in the securitization and structured finance department. Mr. Gonzalez earned his bachelor's degree in political science from Florida International University in 1995, and his law degree, magna cum laude, from the Indiana University School of Law in 1998. Prior to joining Sidley Austin Brown & Wood, he worked as a law clerk for Federal Judge Denny Chin of the Southern District of New York.

      THOMAS M. RICHFIELD, DIRECTOR. Mr. Richfield has more than 25 years experience in corporate business management, financial consulting, including mergers and acquisitions, reverse mergers, and capital formation. Mr. Richfield was Chairman and CEO of INFe since 1995 through June 2003. During that time he has completely re-structured the company and has brought it to "fully reporting" status on the OTC Bulletin Board and created its current investment banking and business infrastructure services model. Since then, his accomplishments include serving as lead investment advisor on successful mergers, and financings. In January 2001, he founded the INFe-Venture Club, a network of accredited investors seeking investment opportunities and companies seeking financings which uses the Internet as its platform. In 1999, he founded ITCareerNet.com, an ASP, E-cruiting software provider of automated recruiting services. Mr. Richfield began his career in engineering, software development and sales management in 1965 with IBM, and in 1968 with Hewlett Packard and has owned and operated successful companies in the personnel staffing industry (1989 Star Personnel, Washington, D.C.). Mr. Richfield will resign from the Board effective July 10, 2003.

      ERIC PANTALEON, M.D., INCOMING DIRECTOR. Dr. Pantaleon has been a pediatrician in private practice since 1994, and is an active member of the American Academy of Pediatrics. He is also a pediatric clinical instructor at the University of Miami - Jackson Memorial Medical Center, and serves as an assistant pediatric clinical instructor at Nova Southeastern University. From 1990 to 1993, he was a resident in training at the Jersey Shore Medical Center, where he served on the hospital's Medical Education Committee and was president of the Residents House Staff. Dr. Pantaleon completed both his pre-medical and doctoral education at the Universidad Nacional Pedro Henriquez Urena in Santo Domingo, Dominican Republic.

      ALFREDO JURADO, ESQ., INCOMING DIRECTOR. Mr. Jurado is co-owner and general counsel of First USA Title Services, a Miami-based financial services firm, which he joined in 2002. From 1998 to 2002, Mr. Jurado worked for the Florida State Attorney's Office, where he served as a county court prosecutor, a county court supervisor and, most recently, a felony trial unit prosecutor in Florida's 17th Judicial Circuit. In 1997, he served as a certified legal intern in the 11th Judicial Circuit of the Florida State Attorney's Office, and in 1996, he served as a law clerk for the Honorable Judge Scott Silverman, also of the 11th Judicial Circuit. Mr. Jurado earned his bachelor's degree in criminal science from Florida International University in 1995, and his law degree, MAGNA CUM LAUDE, from Nova Southeastern University, Shepard Broad Law Center, in 1998.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

      Section 16 (a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16 (a) forms they file. Based on information available to INFe, INFe reasonably believes that Thomas M. Richfield and Gus Mechalas, directors and officers of INFe during the past fiscal year, failed to timely file reports required under Section 16(a), including, Form 3s.

BOARD MEETINGS AND COMMITTEES

      During the fiscal year ended November 30, 2002, the Board of Directors of the Company met on at least one occasion. All the members of the Board attended the meetings.

      The Board does not currently have an Audit Committee to review the internal accounting procedures of the Company and to consult with and review the services provided by the Company's independent accountants. To date the Company has engaged the services of an independent financial expert to perform these duties. The Board does not currently have a Compensation Committee.

      There are no other committees of the Boards of Directors.

SUMMARY COMPENSATION TABLE

The following table sets forth information with respect to the total compensation earned by, or paid to, the person serving as the Company's President, Chief Executive Officer, and chairman (the "Named Executive Officer") during 2002, 2001 and 2000. No other executive officer of the Company earned total salary and bonus in excess of $100,000 during any such fiscal years.

-------------------------------------------------------------------------------------------
                 ANNUAL                                       LONG TERM
                 COMPENSATION                                 COMPENSATION
NAME AND         YEAR           SALARY         OTHER ANNUAL   RESTRICTED      SECURITIES
PRINCIPAL                                      COMPENSATION   STOCK AWARDS    UNDERLYING
POSITION                                                                      OPTIONS
-------------------------------------------------------------------------------------------
Thomas               2002        $200,000(1)        --         $108,144(2)     1,500,000
Richfield,
Chairman, CEO
and President
-------------------------------------------------------------------------------------------
                     2001        $200,000(3)        --         $132,801(4)         --
-------------------------------------------------------------------------------------------
                     2000        $200,000(5)         -         $385,881(6)         --
-------------------------------------------------------------------------------------------

(1) In lieu of payment of the base salary of $200,000, Mr. Richfield was issued 5,000,000 shares of common stock valued at $100,000, as reflected in the Long Term Compensation section of the compensation table, and the Company further accrued for $100,000 of unpaid salary as at November 30, 2002.
(2) Represents 5,000,000 shares of common stock (post-split) valued at $100,000 in lieu of salary and 232,672 shares of common stock valued at $8,144 in lieu of bonus.
(3) In lieu of payment of the base salary, Mr. Richfield was issued 2,000,000 shares of common stock valued at $100,000, as reflected in the Long Term Compensation section of the compensation table, and the Company further accrued for $100,000 of unpaid salary as at November 30, 2001.
(4) Represents 2,000,000 shares (pre-split) valued at $100,000 in lieu of salary and 411,451 shares (of which 295,756 were pre-split and 115,695 were post-split) valued at $32,801 in lieu of a bonus.
(5) In lieu of payment of the base salary, Mr. Richfield was issued 250,000 shares of common stock (pre-split) valued at $200,000, as reflected in the Long Term Compensation section of the compensation table.
(6) Represents 250,000 shares of common stock (pre-split) valued at $200,000 in lieu of salary and 495,136 shares (pre-split) valued at $185,881 in lieu of bonus.

AGGREGATED OPTIONS EXERCISES IN FISCAL 2002 AND YEAR-END OPTION VALUES

      There were no Option Exercises in the last fiscal year.

      The following table sets forth information for the Named Executive Officer named in the Summary Compensation Table with respect to the value of unexercised options to purchase common stock of the Company held as of November 30, 2002.

---------------------------------------------------------------------------------------------------------
                     SHARES ACQUIRED ON   VALUE REALIZED      NUMBER OF             VALUE OF
                     EXERCISE                                 SECURITIES            UNEXERCISED SHARES
                                                              UNDERLYING            IN THE MONEY
                                                              UNEXERCISED OPTIONS   OPTIONS AT
                                                              AT 11/30/2002         11/30/2002(1)
                                                              EXERCISED/UNEXERCISED EXERCISED/UNEXERCISED
---------------------------------------------------------------------------------------------------------
Thomas M. Richfield          --                   --               1,500,000                --
                                                                  (Post-Split)
---------------------------------------------------------------------------------------------------------

(1) The fair market value of the Company's common stock at the close of business on November 30, 2002 was $0.04.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      To date, Thomas M. Richfield, our past President has been compensated for services through the issuance of our common stock.

      During the year ended November 30, 2002, he earned 5,000,000 (post split) shares of restricted Rule 144 common stock valued at $100,000.00. He is owed an additional $100,000 of wages and $8,144 as a bonus calculated as a discounted percentage of market cap per quarter in shares of common stock which represents the balance of compensation for the year 2002 and his bonus.

      During the year ended November 30, 2001, he earned 411,451 shares (of which, 295,756 were pre-split and 115,695 were post-split) of restricted Rule 144 common stock as a bonus for the year. These shares were valued at $32,801. During the year ended November 30, 2001, he was issued a total of 585,277 (pre-split) shares valued at $87,629 against the 700,972 shares owed to him. The remaining balance of 115,695 shares (post-split) valued at $12,240 owed to him is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet. In addition, we issued 2,000,000 shares (pre-split) of restricted Rule 144 common stock valued at $100,000 to our President and CEO in lieu of salary for the first and second quarter of fiscal 2001.

      As of November 30, 2000, our President and CEO was owed 289,521 shares (pre-split) valued at $67,068 for bonuses earned during the third and fourth quarter of fiscal 2000. During the year ended November 30, 2000, he was granted 250,000 shares (pre-split) of the Company's common stock valued at $200,000, representing compensation for the year ended November 30, 2000. In addition, during the year ended November 30, 2000, he was granted 205,615 shares (pre-split) of restricted Rule 144 common stock valued at $118,813 for a bonus earned through May 31, 2000. As of November 30, 2000, he had earned an additional 289,521 shares (pre-split) of restricted Rule 144 common stock valued at $67,068 for a bonus earned during the third and fourth quarter of fiscal 2000. This amount was included in accounts payable and accrued expenses in the November 30, 2000 consolidated balance sheet.

LOANS FROM OUR PAST PRESIDENT AND CEO

      During the year ended November 30, 2001, Mr. Richfield loaned us $127,761 and we repaid him $52,555, resulting in a balance of $ 98,707 as of November 30, 2001.

                                    SIGNATURE

      Pursuant to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


INFE, INC.

By:  /s/ Rainier Gonzalez                            July 6, 2003
     --------------------
Print Name: Rainier Gonzalez
Title: President and Chief Executive Officer